UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                      Safety Components International, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    786474106
                                 (CUSIP Number)


Mr. Robert A. Zummo                          With a copy to:
Safety Components International, Inc.        Richard A. Goldberg, Esq.
2160 North Central Road                      Swidler Berlin Shereff Friedman LLP
Fort Lee, NJ 07024                           919 Third Avenue
(201) 592-0008                               New York, New York 10022
                                            (212) 758-9500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 31, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:
[  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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




                                  SCHEDULE 13D
CUSIP No.  786474106                          Page    2    of      8     Pages
                                                   -------     ---------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON (ENTITIES ONLY)
                  Robert A. Zummo
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
         (See Instructions)                                          (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)
         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                         0
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                        1,064,910
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                       1,064,910
       PERSON         10       SHARED DISPOSITIVE POWER
        WITH                          0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                      1,064,910
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  |X|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      20.4%
14       TYPE OF REPORTING PERSON (See Instructions)
                                    IN




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                                  Schedule 13D


     This Amendment No. 1 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event of May 22, 1997 (the
"Schedule 13D"), filed by Robert A. Zummo (sometimes referred to as the "Reporting Person"), the Chief Executive Officer and Chairman of the Board of Safety Components International, Inc., a Delaware corporation (the "Company"), relating to the common stock, $0.01 par value per share (the "Common Stock"), of the Company. The principal executive office of the Company is located at 2160 North Central Road, Fort Lee, NJ 07024. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Schedule 13D.


Item 5.           Interest in Securities of Issuer.

                  Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

                  (a) Robert A. Zummo is the beneficial owner of 1,064,910 shares of Common Stock, of which 976,576 shares were acquired in connection with the Valentec Acquisition and 88,334 shares are issuable under currently exercisable options held by Mr. Zummo. Such shares represent, in the aggregate, approximately 20.4% of the issued and outstanding shares of Common Stock, subject to dilution upon conversion of all shares of Series A Convertible Preferred Stock, $.10 par value per share (the "Series A Preferred Stock"), of the Company (See Item 6). The number of shares beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby are based on the number of outstanding shares as of December 26, 1998, which information is known to the Reporting Person as an officer of the Company.

                  (b) Mr. Zummo has sole dispositive power with respect to all shares of Common Stock beneficially owned by him. See Item 6 for information regarding an arrangement between Mr. Zummo and (i) Brera with respect to the voting of the shares of Common Stock owned by Mr. Zummo and (ii) Francis X. Suozzi, a director of the Company, with respect to certain additional shares of the Common Stock.

                  (c) The Reporting Person has not effected any transactions in the Common Stock within the past 60 days.

                  (d) and (e)       Not applicable.



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Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  Respect to Securities of Issuer.

                  Item 6 of the Schedule 13D is amended and restated to read in its entirety as follows:

                  The Company and BCPartners Investors,  LLC, a Delaware limited liability company, and Brera Capital Partners Limited Partnership, a Delaware limited partnership, through a newly formed Delaware limited liability company, Brera SCI, LLC ("Brera"), are parties to an Investment Agreement (the "Investment Agreement"), dated as of March 31, 1999, pursuant to which, among other things, Brera will purchase from the Company 28,000 shares of the Company's Series A Preferred Stock in consideration for $28,000,000 in cash. The Series A Preferred Stock will be convertible at an initial price of $12 per share, subject to adjustment as provided in the certificate of designations relating to the Series A Preferred Stock, into that number of shares of Common Stock equal to the lesser of (i) 18% of the outstanding Common Stock and/or (ii) the maximum number of shares that the Company can issue without shareholder approval under Rule 4460(i) of the Nasdaq National Market (the "Nasdaq Cap"). Any portion of the Series A Preferred Stock that cannot be converted into Common Stock as a result of the Nasdaq Cap shall be convertible only into shares of Series B Junior Participating Preferred Stock of the Company, $0.10 par value per share (the "Series B Preferred Stock"). Following the Stockholder Approval (as defined below) the Series A Preferred Stock will cease to be convertible into Series B Preferred Stock, except in the event the Company is prohibited from issuing Common Stock upon conversion of Series A Preferred Stock as a result of the operation of certain restrictions on conversion contained in the Company's indenture with respect to outstanding debt securities which limit voting rights to 49.9% of the Company's outstanding capital stock (the "Sub-Debt Cap", and together with the Nasdaq Cap, the "Caps"). In such case, the Company would issue Series B Preferred Stock in lieu of the Common Stock that it would be prohibited from issuing.

                  The initial conversion price of the Series A Preferred Stock shall be adjusted on the 25th trading day following the filing by the Company of its annual report on Form 10-K for the year ended March 25, 2000 (the "Adjustment Date"). The conversion price will be derived from a formula which is based on the Company's EBITDA derived from its Form 10-K for the year ended March 25, 2000. The final conversion price based on the foregoing formula will be between $14 and $3 per share (which conversion price range would give Brera the right to convert the Series A Preferred Stock, subject to the Caps, into 2,000,000 shares of Common Stock at $14 per share to 9,333,333 shares of Common Stock at $3 per share) (subject to customary antidilution adjustments).

                  It is expected that the closing (the "Closing") of the transactions contemplated by the Investment Agreement will occur on or prior to May 15, 1999. It is contemplated that simultaneously with the Closing, Brera will purchase 325,801 shares of Common Stock (the "Suozzi Shares") from Francis X Suozzi, a director of the Company, pursuant to a Purchase Agreement, dated as of March 31, 1999, between Brera and Mr. Suozzi (the "Purchase Agreement").

                  As a condition to the Closing, Brera and Robert A. Zummo will enter into a


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Stockholders' Agreement (the "Stockholders'  Agreement"),  pursuant to which (i)
Robert A. Zummo, at any time, will have the right, subject to certain conditions, to put to Brera up to $2,000,000 of Common Stock owned by Mr. Zummo at market (subject to adjustment, if the sale occurs prior to the first anniversary of the Closing, on substantially the same terms as any adjustment to the conversion price of the Series A Preferred Stock described above), (ii) Mr. Zummo will agree not to otherwise transfer any Common Stock owned by him, or grant any voting rights to any person with respect to such Common Stock, except for (A) estate planning purposes, (B) transfers in a registered public offering,
(C) sales under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"), or (D) a private placement not to exceed $2,000,000, (iii) Brera will grant Mr. Zummo the right to "tag along" in certain sales of Common Stock by Brera on a pro-rata basis and on substantially the same terms as any sale of Common Stock by Brera, (iv) Mr. Zummo will grant to Brera a right of first refusal in certain sales of Common Stock by Mr. Zummo on substantially the same terms as such sales of Common Stock by Mr. Zummo, and (v) Brera and Mr. Zummo will agree to vote their respective shares of Common Stock to, among other things, amend the By-Laws of the Company as provided in an exhibit to the Investment Agreement, to elect to the Board of Directors those nominees designated by Brera and Mr. Zummo and to amend the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 10,000,000 to 30,000,000.

                  In connection with the Investment Agreement, Mr. Zummo and Brera have entered into a Voting Agreement (the "Voting Agreement"), dated as of March 31, 1999, pursuant to which Mr. Zummo has agreed to vote his Common Stock, including any New Shares (as defined in the Voting Agreement attached hereto as Exhibit 11), in favor of the transactions contemplated by the Investment Agreement, including, without limitation, (i) the approval of the vesting of voting rights in the Series A Preferred Stock, (ii) the issuance of Common Stock upon the exercise of the conversion rights set forth in the Series A Preferred Stock, and (iii) increasing the number of authorized shares of Common Stock of the Company from 10,000,000 to 30,000,000 shares. Mr. Zummo has granted Brera a limited irrevocable proxy to vote his Common Stock in accordance with the Voting Agreement.

                  The Voting Agreement is effective from the date thereof through the earlier of (i) the date upon which the Investment Agreement is validly terminated or (ii) the date upon which the Company's stockholders approve the transactions contemplated by the Investment Agreement (the "Stockholders' Approval").

                  In  connection  with the  Valentec  Acquisition,  the  Company entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of May 22, 1997, with Robert A. Zummo, Francis X. Suozzi and the Valentec ESOP, pursuant to which the Company will, (i) upon the request of Mr. Zummo, file up to one registration statement under the Act, in order to permit Mr. Zummo (or any subsequent holder of Registrable Securities (as defined in the Registration Rights Agreement) representing at least 5% of the outstanding Common Stock on the date thereof) to offer and sell all or a portion of the Zummo Shares and (ii) notify Mr. Zummo (or any such subsequent holder) if at any time the Company proposes to file a registration statement under the Act and offer


                                     Page 5

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to Mr. Zummo (or any such  subsequent  holder) the  opportunity to register such number of Zummo Shares as Mr. Zummo (or such subsequent holder) may request.

                  The provisions of the Stockholders' Agreement, Voting Agreement and Registration Rights Agreement are set forth in full in the documents which are filed as Exhibits 10 and 11 hereto and Exhibit 7 to the
Schedule 13D, respectively, and are incorporated herein in their entirety by this reference. The foregoing description of the terms and provisions of such documents is a summary only, and is qualified in its entirety by reference to such documents.

                  In connection with the Valentec Acquisition, Mr. Zummo and Mr. Suozzi entered into a Reallocation Agreement (the "Reallocation Agreement") pursuant to which, among other things, 36,430 shares of Common Stock to be received by Mr. Zummo under the Valentec Acquisition were reallocated to Mr. Suozzi in consideration of Mr. Suozzi's release of certain claims relating to consulting fees. As a result, Mr. Zummo received 976,576 shares of Common Stock under the Valentec Acquisition (rather than 1,013,006 shares). In addition, pursuant to such Reallocation Agreement, Messrs. Zummo and Suozzi agreed that for a period of three years from the date thereof, Mr. Suozzi will vote all shares of Common Stock beneficially owned by him on any manner put to a vote of the shareholders of the Company in the same manner as recommended by a majority of the Board of Directors of the Company, or if no such recommendation has been made, as directed by Mr. Zummo; provided, that such agreement shall terminate if Mr. Suozzi shall cease to be on the Board of Directors of the Company (other than as a result of his resignation). Mr. Suozzi beneficially owns an aggregate of 336,634 shares of Common Stock as of the date hereof (which consists of 325,801 shares of Common Stock received by Mr. Suozzi under the Valentec Acquisition and 10,833 shares of Common Stock issuable under currently exercisable stock options).1 Upon consummation of the purchase by Brera of the Suozzi Shares under the Purchase Agreement, Mr. Suozzi will resign as a member of the Company's Board of Directors and the Reallocation Agreement will be terminated and of no further force or effect. Shares of Common Stock owned by Mr. Suozzi which are the subject of the Reallocation Agreement are not included in the shares included herein as being beneficially owned by Mr. Zummo and Mr. Zummo disclaims beneficial ownership of such shares. The provisions of the Reallocation Agreement are set forth in full in the document which is filed as
Exhibit 8 to the Schedule 13D, and Sections 1, 2 and 4 of the Reallocation Agreement are incorporated herein by this reference. The foregoing description of the terms and provisions of the Reallocation Agreement is a summary only, and is qualified in its entirety by reference to Sections 1, 2 and 4 of the Reallocation Agreement.


         1 The ownership of Common Stock by Francis X. Suozzi relating to the Common Stock received by Mr. Suozzi under the Valentec Acquisition is based on a
Schedule 13D filed by Mr. Suozzi and dated August 22, 1997. The beneficial ownership of Common Stock by Mr. Suozzi relating solely to Common Stock issuable under currently exercisable stock options is based on information known to Mr. Zummo as an officer of the Company.


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                  In connection with the Company's initial public offering,  the
Company and Mr. Zummo entered into a Stock Option Agreement (the "IPO Option Agreement"), pursuant to which Mr. Zummo was given the option to purchase 40,000 shares of Common Stock under the Company's 1994 Stock Option Plan (the "Plan") at an exercise price of $11.00 per share. On September 17, 1997, the vesting schedule of all options granted by the Company under the Plan was accelerated.
Accordingly, all such options now vest in three equal annual installments (rather than four equal annual installments) commencing one year from the date of grant. Options to purchase all shares under the IPO Option Agreement are currently exercisable, however, such options expire in May 1999.

                  The Company and Mr. Zummo are parties to five additional Stock Option Agreements, dated May 6, 1994, May 4, 1995, May 9, 1996 (collectively, the "May Stock Option Agreements"), July 15, 1997 (the "July 1997 Stock Option Agreement") and March 26, 1998 (the "March Stock Option Agreement"), pursuant to which, Mr. Zummo was given the option to purchase, under the Plan, an additional
(i) 10,000 shares of Common Stock under each of the May Stock Option Agreements,
(ii) 5,000 shares of Common Stock under the July 1997 Stock Option Agreement and
(iii) 50,000 shares of Common Stock under the March Stock Option Agreement at an exercise price of $10.00, $21.73, $14.17, $12.38 and $14.13 per share, respectively. Options to purchase 48,334 of such shares are either currently exercisable or will be exercisable within 60 days from the date of this statement, however, options to purchase 10,000 of such shares expire in May, 1999.

Item 7.           Materials to Be Filed as Exhibits.

                  Item 7 of the Schedule 13D is amended by adding the following at the end of such Item:

                  9. Stock Option Agreement, dated as of March 26, 1998, between the Company and Robert A. Zummo.

                  10. Form  of  Stockholders'  Agreement between  Mr.  Zummo and
Brera.

                  11. Voting Agreement, dated as of March 31, 1999, between Mr. Zummo and Brera.




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                  After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 15, 1999


                                             /S/Robert A. Zummo
                                             ------------------
                                                Robert A. Zummo



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